UNIVEST CORPORATION OF PENNSYLVANIA
                      AND SUBSIDIARIES

                           EXHIBIT

                        [Item 14(c)]


          Subsidiaries

(1) Union National Bank and Trust Company is chartered in the Commonwealth of Pennsylvania.

(2)  Pennview Savings Bank is chartered in the Commonwealth of Pennsylvania.

(3) Univest Leasing Corporation is chartered in the Commonwealth of Pennsylvania.

(4) Univest Realty Corporation is chartered in the Commonwealth of Pennsylvania.

(5) Univest Mortgage Company is chartered in the Commonwealth of Pennsylvania.

(6) Univest Financial Planning Company is chartered in the Commonwealth of Pennsylvania.

(7)  Univest Insurance Company is chartered in the State of Arizona.

(8) Univest Electronic Services Corporation is chartered in the Commonwealth of Pennsylvania.

All the subsidiaries do business under the above names.